Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, AL 35211

June 18, 2008

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Hibbett Sports, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 2, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2008
File No. 0-20969

Dear Mr. Owings:

Please find our response to the Staff’s comments contained in your letter of May 28, 2008, regarding the Company’s Form 10-K and Definitive Proxy Statement for the year ended February 2, 2008.  For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 293-8117.

Sincerely,

/s/ Michael J. Newsome
Michael J. Newsome
Chairman and Chief Executive Officer
Hibbett Sports, Inc.

Hibbett Sports, Inc.
Response to Staff Comment Letter Dated May 28, 2008

Annual Report on Form 10-K for the Year Ended February 2, 2008

Exhibits 31.1 and 31.2

1.
Please note that the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K is required.  In this regard, it appears that you have changed the wording and omitted the parenthetical in paragraph 4.d.  In future filings, please use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

We agree in future filings to use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K as suggested in Comment 1.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 10

2.
In future filings, please disclose the complete business experiences over the last five years without gaps or ambiguities of your directors, including each person’s principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate.  See Item 401(e)(1) of Regulation S-K.  Specifically, please provide the complete business experiences over the last five years of Carl Kirkland, Ralph T. Parks, and Thomas A. Saunders, III.

We agree in future filings to provide the complete business experiences over the last five years of each director as suggested in Comment 2.

Compensation of Non-Employee Directors, page 15

Director Compensation Table, page 15

3.
We note that in footnote one to your director compensation table you disclose that the options are valued at their grant date fair value.  In future filings, please disclose the grant date fair value of each equity award computed in accordance with FAS 123R.  See Instruction to Item 402(k)(2)(iii) and (iv).

This information is currently incorporated within our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.  We agree in future filings to disclose the grant date fair value of each equity award as computed in accordance with FAS 123R and as required in Item 402(k)(iii) and (iv) within our Proxy Statement on Schedule 14A as suggested in Comment 3.

Executive Compensation, page 20

Role of Executive Officers in Compensation Decisions, page 20

4.
We note your disclosure that Michael J. Newsome annually reviews the performance of each named executive officer with the compensation committee and makes recommendations with respect to each key element of executive compensation for the named executive officers, excluding himself, as well as other senior executives.  In future filings, please disclose fully the role of any other executive officers in determining or recommending the amount or form of executive compensation, if any.

No other executive officer played a role in either determining or recommending the amount or form of executive compensation for Fiscal 2009.  We agree in future filings to disclose the role of any other executive officers in determining or recommending the amount or form of executive compensation, if any, as suggested in Comment 4.

Compensation Benchmarking:  Role of Compensation Consultants, page 21

5.
In future filings, please clarify whether your chief executive officer, Michael J. Newsome, met with representatives of Hewitt Associates regarding his compensation or the compensation of other named  executive officers and identify the members of management with whom Hewitt Associates works, if any.  Also, please describe in greater detail the nature and scope of the Hewitt Associates’ assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties.  See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

In the most recent periods, our chief executive officer and Chairman of the Board, Michael J. Newsome, along with the Chairman of the Compensation Committee, did meet with representatives of Hewitt Associates to discuss the overall methodology and philosophy of the Compensation Committee regarding executive compensation.  There were no meetings to discuss specific members of executive management or their specific pay.  No other member of executive management has met with Hewitt Associates.

Hewitt Associates has also been asked by our Human Resources Department, on occasion, to provide studies or surveys on pay for other lower level management positions.  These results were reported directly to Human Resources.

We agree in future filings to clarify whether our chief executive officer met with representatives of Hewitt Associates regarding his or other executive officer’s compensation.  In future filings, we will also identify members of management who work with Hewitt Associates, if any, and to provide greater detail as to the nature and scope of Hewitt Associates’ assignment and material elements of the directions given them regarding the performance of their duties as suggested in Comment 5.

Severance and Change in Control Payments, page 25

6.
In future filings, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits upon termination or a change in control.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Also, please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decision regarding other compensation elements.

Currently, we have no severance obligations that would apply solely in the event of a termination of employment.  However, we have change of control agreements that are subject to a double trigger: i.e., a change of control must occur and the executive’s employment must terminate either by the Company without cause or by the executive for good reason.  For all covered executives, the benefit is 1.5 multiplied by covered salary and covered bonus.  The Compensation Committee believed that the amount of the benefit should provide the executives with a modest amount of protection in change of control situations.  The Committee was aware that a multiple of as much as 2.99 is allowed under proxy voting guidelines.  Concerning whether different categories of executives should receive different multiples, the Committee is not currently convinced that higher ranking executives should receive a higher multiple, as is the practice at a number of public companies.  The change of control agreements did not influence the Committee’s decisions on other compensation elements as the benefit is modest in amount and unlikely to be triggered.

We agree in future filings to describe and explain how we determine the appropriate payment and benefit levels under the circumstance that would trigger payment or benefit upon termination or change in control.  In addition, we agree to discuss the factors that influenced the compensation committee’s decision regarding the compensation elements and multiples of the components of compensation under these arrangements as suggested in Comment 6.

Section 16(a) Beneficial Ownership Reporting Compliance, Related Person…..page 44

7.
We note that you have written procedures in place to identify material related person transactions.  In future filings, please disclose whether you have a related person policy.  Also, please describe your policies and procedures for the review, approval, or ratification of the specific transactions you describe in this section.  See Item 404(b) of Regulation S-K.  The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Quarterly, as part of our Sarbanes-Oxley compliance, we consider all potential related person transactions and potential conflicts of interest.  Information is gathered and maintained by our Director of Internal Control and is communicated quarterly during the Company’s Disclosure Committee Meeting.  Minutes from each Disclosure Committee Meeting are maintained by the Director of Internal Control and are presented to the Audit Committee each quarter.

Annually, a detailed Director and Officer’s (D&O) questionnaire is prepared and distributed to all standing directors and named executive officers and a separate Compliance Questionnaire is distributed to all standing directors.   Both the D&O Questionnaire and the Compliance Questionnaire are certified by the director or officer.

As prescribed in their Board approved charter, the Audit Committee is responsible for reviewing and approving all related person transactions that are required to be disclosed under Item 404 of Regulation S-K.  In addition, the Audit Committee and Board review related person transactions to ensure that prescribed levels of materiality are not violated and independent judgment is not adversely affected.

We agree in future filings to disclose whether we have a related person policy and to describe our policies and procedures for the review, approval or ratification of the specific transaction described in this section as suggested in Comment 7.

8.	In future filings please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary to do so.

We filed the sublease with Books-A-Million, Inc. in our Quarterly Report on Form 10-Q filed on September 7, 2006.  Beginning with our Quarterly Report on Form 10-Q filed on June 11, 2008 and in future filings, we will reference Exhibit 10.3 from this filing.